Via U.S. Mail and Fax
Mrs. Corinna Sio
Finance Director
City Telecom (H.K.) Limited
13-16 Floors
Trans Asia Centre
18 Kin Hong Street
Kwai Chung
Hong Kong
    September 14, 2005

RE: City Telecom (H.K.) Limited
  Form 20-F for the fiscal year ended August 31, 2004
  File No. 000-30354

Dear Mrs. Sio:

 We have completed our review of your Form 20-F and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director